Exhibit 99.1

PRESS RELEASE

ERYTECH extends its cash horizon by implementing a

convertible bond financing

Agreement with Alpha Blue Ocean and European High Growth Opportunities Securitization Fund for the issuance of zero-coupon convertible notes with share warrants attached.

Lyon (France) and Cambridge, MA (U.S.), June 25, 2020, 8:00 am - ERYTECH Pharma (Euronext: ERYP - Nasdaq: ERYP), a clinical-stage biopharmaceutical company developing innovative therapies by encapsulating therapeutic substances in red blood cells, announced today the signature of an agreement allowing the issuance for the benefit of Luxembourg-based European High Growth Opportunities Securitization Fund, represented by its asset manager European High Growth Opportunities Manco SA (entities related to Alpha Blue Ocean) of convertible notes whereby the Investor committed to subscribe up to a maximum of EUR 60 million in the event of conversion of all the notes, subject to the regulatory limit of 20% dilution, currently representing approximately EUR 30 million, unless further authorized. The notes come with share warrants representing 10% of the nominal amount of the issued notes whose exercise price will reflect a 20% premium over the lowest volume-weighted average daily price of the share over the reference period preceding the issue of the first tranche.

“We are pleased to extend ERYTECH’s cash horizon with this flexible financing facility,” said Eric Soyer, CFO and COO of ERYTECH. “The facility provides ERYTECH with tailor-made terms to best preserve the Company’s and its shareholders’ interests as the Company enters in the final stage of its advanced clinical program. The financing facility comprises zero-coupon notes and the limited discount on conversion, as well as a moderate warrant coverage with clear interest alignment between ERYTECH and Alpha Blue Ocean.”

“ERYTECH’s encapsulation technology is in our view one of the most promising therapeutic alternatives for the proper administration of high-toxicity or difficult to deliver drugs and holds the promise to cover a wide range of diseases were effective therapies are not currently available. We are excited to be part of a company at the forefront of disruptive therapy development, whose mission is perfectly aligned with ABO’s: committed to a better tomorrow » adds Pierre Vannineuse, CEO of Alpha Blue Ocean.”

Main characteristics of the note warrants, notes and warrants

This financing line aims at improving the Company’s financial strength and extending its cash horizon for the next key development milestones of the Company.

PRESS RELEASE

Terms and conditions of the issuance and legal framework

The issuance of the 1,200 note warrants (bons d’émission) (the “Notes Warrants” or “BEOCABSA”) and of the tranches of convertible bonds (the “Notes”) with warrants attached (the “Warrants” and together with the Notes, the “OCABSA”) will be made pursuant to the 25th resolution of the extraordinary general shareholder’s meeting held on June 21, 2019 (the “Shareholder’s Meeting”).

According to this resolution, the Shareholder’s Meeting delegated to the Company’s board of directors (the “Board of Directors”), with the option of sub-delegation, its authority to decide the capital increase with cancellation of preferential subscription rights of shareholders to the benefit of several categories of persons, up to a maximum nominal amount of 1 million euros, i.e. 10 million shares, and a maximum nominal amount of debt securities of 150 million euros.

It being specified that this issuance will not give rise to the filing of an admission prospectus with the AMF.

Therefore, the maximum number of new shares to be admitted on Euronext Paris resulting from the conversion of the Notes and the exercise of the Warrants (the “New Shares”) to be issued is 10 million shares capped at 20% of the number of shares admitted to trading during the last twelve months at the date of their issuance (the “20% Threshold”). On an indicative basis, at the closing share price as of June 24, 2020 (EUR 8.72), the 20% Threshold limit would allow for the drawdown of approximately 10 tranches for an amount of approximately EUR 30 million. Additional issuance above this 20% Threshold will be subject to further authorization.

On June 24, 2020, ERYTECH Pharma (the “Company”)’s Chief Executive Officer decided to issue 1,200 Note Warrants for free under the conditions described below, in accordance with the provisions of article L. 225-138 of the French Commercial Code and the sub-delegation granted by the Board of Director’s in its meeting of June 8, 2020 using the 25th resolution of the Shareholders’ Meeting (the “Resolution”), for the benefit of European High Growth Opportunities Securitization Fund, represented by its asset manager European High Growth Opportunities Manco SA (entities related to Alpha Blue Ocean) (the “Investor”). The Note Warrants may be exercised in tranches over a period of 24 months from June 25, 2020, i.e. until June 25, 2022.

The issuance of the first tranche of OCABSA to the benefit of the Investor is expected to take place in July 2020 upon exercise of 60 Note Warrants and will give rise to the issuance of 60 Notes with Warrants attached for a total subscription price of EUR 2,940,000.

Issuance and main characteristics of the Note Warrants

The holders of the Note Warrants are required, upon request of the Company, to subscribe to an OCABSA tranche per exercise of 60 Note Warrants, or of 30 Note Warrants if the Issuer’s market capitalization is lower to 50 million euros during 20 consecutive Trading Days (a “Market Event”), it being specified that this reduction in the size of the tranches, which can only occur on the Issuer’s request, will automatically lapse once this threshold is exceeded again without any conditions of duration. “Trading Day” means any day during which Euronext in Paris is open for business, subject to certain exceptions including days when the total value of shares traded is less than 100,000 euros.

PRESS RELEASE

Each exercise of a Note Warrant will give rise to the issuance of 60 Notes (or of 30 Notes in case of a Market Event), with Warrants attached.

The Note Warrants are freely transferable to any affiliate of the Investor but may not be transferred to a third party other than an affiliate without the prior consent of the Company. They will not be the subject of a request for admission to trading on Euronext Paris regulated market (“Euronext Paris”) and will therefore not be listed.

The Issuer may decide, within the limits of the 20% Threshold, whether or not to request the subscription of a tranches within 24 months of the issuance of the Note Warrants, it being specified that as from the first tranche’s disbursement, the Investor shall also have the right to request the issuance of two tranches.

After the drawdown of the first tranche and until June 25, 2022, the Company may request the drawdown of a tranche by the Investor at the earliest of the following dates:

(i)	the Trading Day following the conversion or redemption of all Notes issued under the previous tranche; and

(ii)

the Trading Day following the expiry of a 20 Trading Day period following the drawdown of the previous tranche, subject to the extension of this period in the event of the occurrence of certain events.

Any request for a drawdown by the Company will be subject to the satisfaction of certain conditions precedent, including (i) the fact that the Company’s closing price on Euronext Paris has been 150% higher than the nominal value of the Company’s shares1 for more than 60 Trading Days prior to the request, or (ii) the fact that the Company has a number of shares that may be issued corresponding to at least 175% of the number of shares issuable upon conversion of the outstanding Notes and of the Notes to be issued upon the drawdown request.

The Company may, as from the second tranche and in certain circumstances, request the simultaneous payment of two tranches.

Main characteristics of the Notes

The Notes, with a nominal value of EUR 50,000 each, will be issued upon exercise of the Note Warrants, in one or more tranches, of 60 Notes corresponding to a total nominal value of EUR 3 million (or 30 Notes with a total nominal value of EUR 1.5 million in the event of a Market Event), i.e. a maximum total nominal amount of EUR 60 million in case of full use of this financing program.

[1]	i.e. 0.15€ on the basis of the nominal value of the Shares of the Company (0.10€)

PRESS RELEASE

The subscription price of each Note is equal to 98% of its nominal value and each Note will lapse twelve (12) months after its issuance. In the absence of conversion of a Note before maturity, the Note will be automatically converted into shares of the Company on this date except repayment in cash by the Company.

The Notes will not bear interest and will not be subject of a request for admission to trading on Euronext Paris. The Notes will be issued in registered form and, in accordance with Article L. 211-3 of the French Commercial Code, will be recorded in an account opened in the name of their holder in the books of the Company or of the authorized intermediary appointed by the Company.

The Notes may be converted into New Shares at the request of the holder, at any time from their issue until their maturity date, at the conversion ratio for a Note determined by the formula below:

N = Vn / P, where:

“N” is the number of Shares issue upon conversion of the Notes to be granted to the Note holders,

“Vn” is the nominal value of a Note, i.e. EUR 50,000, of which the conversion is requested,

“P” is the conversion price (the “Conversion Price”) of a Note, i.e. the higher of (i) 95% of the volume-weighted average trading price of the Company’s shares on Euronext Paris during the 3 consecutive trading days expiring on the Trading Day immediately preceding the conversion date, (ii) the nominal value of the share and (iii) the minimum issuance price of a share as provided in the Resolution (or any resolution that may succeed it), i.e., to date 80% of the volume-weighted average (in the central order book and excluding off-market block trades) of the Company’s share price on Euronext Paris during the 3 trading sessions prior to the pricing of the issue price, it being specified that the theoretical value of the Warrants will be taken into account and that the Shareholder’s Meeting has set at 10 million the maximum number of shares that may be issued.

The Company also has the option to reimburse the Investor in cash the conversion amount corresponding to the product of “N” and the volume-weighted average trading price of the Company’s shares, as reported at closing, on Euronext Paris on the conversion date.

In the event the Company does not have the necessary corporate authorizations to deliver the number of New Shares to which the Notes holder is entitled, the Company will have to pay the remaining amount in cash.

The Notes may not be transferred without the Company’s prior consent, except for transfers to Investor’s affiliates.

The Notes constitute unsecured obligations of the Issuer, ranking pari passu among themselves and pari passu with all other unsecured debts securities of the Issuer, present or future (except those benefiting from a preference provided by law).

PRESS RELEASE

Main characteristics of the Warrants

The total number of Warrants issued in connection with this financing will be calculated as at the date of the drawdown of the first tranche so that in the event of exercise of all Warrants, the total number of new shares to be issued by the Company for the benefit of the Warrant holders is equivalent to 10% of the total nominal amount of the Notes to be issued divided by the exercise price of the Warrants.

The exercise price of the Warrants will be set at the time of the drawdown of the first tranche and will be equal to 120% of the lowest volume-weighted average price of the Company’s share, as reported at closing, observed over the fifteen Trading Days preceding the request for exercise of the first tranche.

Each Warrant will be detached from the OCABSA as from their issue and may be exercised by its holder for a period of five years from that date. Warrants not exercised at the end of this period will automatically lapse and will lose all value.

The Warrants will not be the subject of a request for admission to trading on Euronext Paris.

A Warrant will give the right to subscribe to a New Share of the Company, subject to possible legal adjustments.

The Warrants may not be transferred without the Company’s prior consent, except for the transfers sales to the Investor’s affiliates.

On an illustrative basis, according to the volatility assumption of the selected share (60%) and based on the closing price of the Company’s share on June 24, 2020 (i.e. 8.72 euros), the theoretical value of a Warrants is equal to 3.88 euros.

New Shares resulting from the conversion of the Notes or the exercise of the Warrants

New Shares issued upon conversion of the Notes and exercise of the Warrants will be the subject of periodic requests for admission to trading on Euronext Paris on the same quotation line as the Company’s existing shares (ISIN code FR0011471135 and mnemonic: ERYP).

The New Shares will carry current dividend rights and will give the right, as from their issue, to all distributions decided by the Company as from that date.

The maximum number of New Shares for which the Company will request admission to Euronext Paris is 10 million shares, in accordance with the cap provided for in the 25th resolution of the Shareholder’s Meeting, within the limits of the 20% Threshold.

The Company will publish and update on its internet website (www.erytech.com, Investors section) a follow-up table of the number of Note Warrants, Notes, Warrants, and shares outstanding, the amount of each tranche, the issuance price and the dilution following each issuance.

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Impacts of the transaction in terms of liquidity risk management and funding horizon

The Company estimates that its gross available cash at March 31, 2020 (i.e., EUR 58.6 million) will allow to finance the Company’s operations, based on its current obligations and ongoing studies, until the first quarter of 2021.

On illustrative purposes, in case of use of the equity financing line with the exercise of 10 tranches of EUR 3 million within the limits of the 20% Threshold and on the basis of the closing share price as of June 24, 2020 (i.e. EUR 8.72), the Company’s financing horizon would be extended until the third quarter 2021.

Principal risks related to the Company

The main risks related to the Company were presented in the universal registration document filed with the AMF on March 18, 2020 under number D. 20-0140 and in the Company’s annual report (Form 20-F) filed with the Securities and Exchange Commission (“SEC”) on March 18, 2020. It being specified that the capital increases resulting from this financing, are intended to be, for the most part, ultimately financed by the market.

Theoretical impact of the issuance of the OCABSA (based on the closing price of the Company’s share on June 24, 2020, i.e. €8.72)

For illustrative purposes, the impact of the issuance of OCABSA would be as follows:

(i)

For information purposes, the impact of the issuance on the participation of a shareholder holding 1% of the Company’s share capital prior to the issuance (calculated on the basis of the number of outstanding shares on the date of publication of this press release) is as follows:

	Share of capital in %
	Non-diluted basis	Diluted basis(1)
Before issuance of the New Shares	1.00%	0.92%
After issuance of 3,621,439 New Shares resulting solely from the conversion of all of the Notes issued in the first 10 tranches and within the limits of the 20% Threshold	0.83%	0.78%
After issuance of 286,697 New Shares resulting solely from the exercise of all of the Warrants issued in the first 10 tranches and within the limits of the 20% Threshold	0.98%	0.91%
After issuance of 3,908,136 New Shares (including 3,621,439 New Shares resulting from the conversion of the Notes and 286,697 New Shares resulting from the exercise of the Warrants issued in the first 10 tranches and within the limit of the 20% Threshold)	0.82%	0.77%

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(1)

Theoretical calculations based on the closing price of the Company’s share on June 24 2020, i.e. 8.72 euros, and a conversion price of the Notes corresponding to 95% of this value, i.e. 8.28 euro and an exercise price of the Warrants of 10.46 euro. This dilution does not prejudge either the final number of shares to be issued or their issue price, which will be determined on the basis of the stock market price, in accordance with the terms and conditions described above. Calculations are made assuming the exercise of all share subscription warrants, warrants for business creators (BSCPE) and stock options and the definitive acquisition of all free shares granted, outstanding as of June 24, 2020, which may give rise to the issue of a maximum of 1,575,511 shares.

(ii)

As an indication, the impact of the issuance on the portion of the shareholders’ equity per share (calculated on the basis of the Company’s shareholders’ equity as at 31 December 2019 and the number of outstanding shares as at the date of this press release) is as follows:

	Shareholder’s equity per share (in euros)
	Non-diluted basis	Diluted basis(1)
Before issuance of the New Shares	€4.76	€4.94
After issuance of 3,621,439 New Shares resulting solely from the conversion of all of the Notes issued in the first 10 tranches and within the limits of the 20% Threshold	€5.36	€5.46
After issuance of 286,697 New Shares resulting solely from the exercise of all of the Warrants issued in the first 10 tranches and within the limits of the 20% Threshold	€4.85	€5.02
After issuance of 3,908,136 New Shares (including 3,621,439 New Shares resulting from the conversion of the Notes and 286,697 New Shares resulting from the exercise of the Warrants issued in the first 10 tranches and within the limit of the 20% Threshold)	€5.42	€5.52

(1)

Theoretical calculations based on the closing price of the Company’s share on June 24, 2020, i.e. 8.72 euros, and a conversion price of the Notes corresponding to 95% of this value, i.e. 8.28 euro and an exercise price of the Warrants of 10.46 euro. This dilution does not prejudge either the final number of shares to be issued or their issue price, which will be determined on the basis of the stock market price, in accordance with the terms and conditions described above. Calculations are made assuming the exercise of all share subscription warrants, warrants for business creators (BSCPE) and stock options and the definitive acquisition of all free shares granted, outstanding as of June 24, 2020, which may give rise to the issue of a maximum of 1,575,511 shares.

PRESS RELEASE

About ERYTECH

ERYTECH is a clinical-stage biopharmaceutical company developing innovative red blood cell-based therapeutics for severe forms of cancer and orphan diseases. Leveraging its proprietary ERYCAPS platform, which uses a novel technology to encapsulate drug substances inside red blood cells, ERYTECH is developing a pipeline of product candidates for patients with high unmet medical needs. ERYTECH’s primary focus is on the development of product candidates that target the altered metabolism of cancer cells by depriving them of amino acids necessary for their growth and survival.

ERYTECH is listed on the Nasdaq Global Select Market in the United States (ticker: ERYP) and on the Euronext regulated market in Paris (ISIN code: FR0011471135, ticker: ERYP).

CONTACTS

ERYTECH	LifeSci Advisors, LLC	NewCap
Eric Soyer Chief Financial and Chief Operating Officer	Investor Relations US Corey Davis, Ph.D.	Mathilde Bohin /Louis-Victor Delouvrier Investor Relations Europe Nicolas Merigeau Press relations

+33 4 78 74 44 38 investors@erytech.com	+1 (212) 915 - 2577 cdavis@lifesciadvisors.com	+33 1 44 71 94 94 erytech@newcap.eu

Forward-looking information

This press release contains forward-looking statements, including statements about the pricing and the realization of the expected offer and the anticipated use of proceeds from the offer. These forward-looking statements are not promises or guarantees and involve substantial risks and uncertainties. Factors that could cause actual results to differ materially from those described or projected herein include risk associated with market and other financing conditions, risks related to the impact of the ongoing COVID-19 pandemic on the Company’s operations, risks associated with the Company’s clinical trials and regulatory reviews and approvals, and risk related to the sufficiency of the Company’s existing cash resources and liquidity. Further descriptions of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the Financial markets authority in France (“AMF”), the Company’s SEC filings and reports, including in the Company’s 2019 universal registration document (Document d’enregistrement universel) filed with the AMF on March 18, 2020, under number D. 20-0140 and in the Company’s Annual Report on Form 20-F filed with the SEC on March 18, 2020 and future filings and reports by the Company. Given these

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uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements. ERYTECH disclaims any obligation to update any such forward-looking statement to reflect any change in ERYTECH’s expectations with regard thereto, or any change in events, conditions or circumstances on which any such statement, forecast or estimate is based, except to the extent required by law.

Disclaimers

This press release does not constitute an offer to sell nor a solicitation of an offer to buy, nor shall there be any sale of ordinary shares or ADSs in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release has been published in French and English; in the event of any difference between the texts, the French version will prevail.

The distribution of this document may, in certain jurisdictions, be restricted by local legislations. Persons into whose possession this document comes are required to inform themselves about and to observe any such potential local restrictions.

This document does not constitute an offer to the public in France and the securities referred to in this document can only be offered or sold in France pursuant to article L. 411-2 of the French Monetary and Financial Code to qualified investors (investisseurs qualifiés) as defined in article 2(e) of the Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 (the “Prospectus Regulation”).

This announcement is not an advertisement and not a prospectus within the meaning of the Prospectus Regulation.

With respect to the member States of the European Economic Area, no action has been undertaken or will be undertaken to make an offer to the public of the securities referred to herein requiring a publication of a prospectus in any relevant member State. As a result, the securities may not and will not be offered in any relevant member State except in accordance with the exemptions set forth in Article 1(4) of the Prospectus Regulation or under any other circumstances which do not require the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Regulation and/or to applicable regulations of that relevant member State.

This document is only being distributed to, and is only directed at, persons in the United Kingdom that (i) are “investment professionals” falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”)

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of the Order, or (iii) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Article 21 of the Financial Services and Markets Act 2000) in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “Relevant Persons”). This document is directed only at Relevant Persons and must not be acted on or relied on by persons who are not Relevant Persons. Any investment or investment activity to which this document relates is available only to Relevant Persons and will be engaged in only with Relevant Persons.

MiFID II Product Governance/Target Market: Retail Clients, Professional Clients and Eligible Counterparties - Only for the purposes of the producers’ product approval process, the assessment of the target market for the new actions led to the conclusion that: (i) the target market for new equity includes retail clients, eligible counterparties and professional clients, as defined by Directive 2014/65/EU, as amended (“MiFID II”); and (ii) all distribution channels for new equity to retail clients, eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the new shares (a “Distributor”) must take into consideration the producers’ target market. However, a distributor subject to MiFID II is required to make its own assessment of the target market for the new shares (retaining or further developing the producers’ assessment of the target market) and to determine the appropriate distribution channels.